SECURITIES AND EXCHANGE COMMISSION
<P>
                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
<P>
                   INCUBATE THIS! INC.
            (f/k/a PETHEALTH SYSTEMS, INC.)
                     COMMON STOCK
<P>
                       452938-10-3
                     (CUSIP NUMBER)
<P>
                4400 ROUTE 9, 2ND FLO0R
                  FREEHOLD, NJ 07728
                     (732) 409-1212
<P>
                   FEBRUARY 12, 2000
    -----------------------------------------------------
    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
<P>
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
<P>
(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
<P>
        SHARONE PERLSTEIN-354-74-3959
<P>
(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
<P>
(3) SEC Use Only
<P>
(4) Source of Funds (See Instructions): PF
<P>
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
<P>
(6) Citizenship or Place of Organization:    United States
    of America
<P>
Number of Shares Beneficially Owned by Each Reporting Person
With
<P>
(7) Sole Voting Power: 4,000,000
<P>
(8) Shared Voting Power: 0
<P>
(9) Sole Dispositive Power: 4,000,000
<P>
(10) Shared Dispositive Power: 0
<P>
(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 4,000,000
<P>
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
<P>
(13) Percent of Class Represented by Amount in Row (11):
                         99.7%
<P>
(14) Type of Reporting Person: IN
<P>
ITEM 1. SECURITY AND ISSUER.
<P>
Incubate This! Inc. (f/k/a PetHealth Systems, Inc.)
Common Stock, no par value.
4400 Route 9, 2nd Floor
Freehold, New Jersey 07728
<P>
ITEM 2. IDENTITY AND BACKGROUND.
<P>
(a) Name: Sharone Perlstein
<P>
(b) Address:300 E. 34th Street, Apt. 22D
                  New York, NY 10016
<P>
(c) Venture Capitalist
None.
<P>
None.
<P>
Citizenship. United States
<P>
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
<P>
The Reporting Person, Sharone Perlstein, acquired the shares of Issuer pursuant to a Regulation D Rule 506 Term Sheet by subscribing to 4,000,000 shares any paying the sum of $400,000 from his personal funds.
<P>
ITEM 4. PURPOSE OF TRANSACTION.
<P>
The acquisition by the Reporting Person is part of a change in control of the Issuer by the Reporting Person in accordance with a Regulation D Rule 506 Term Sheet executed
by the Issuer and the Reporting Person.   Common stock is
the only outstanding class of shares of the Issuer.    It is
the intention of the Reporting Person to acquire one or more operating businesses to be merged into the Issuer in exchange for issuance of the Issuer's common shares to the shareholders of such operating businesses. There can be no assurance, however, that such acquisitions will occur. The Reporting Person, as the majority shareholder of the Issuer, elected Sharone Perlstein, as the sole Officer and Director of the Issuer to replace all previous Officers and Directors of the Issuer who resigned. No payments were made or agreed to be made for such change in control of the Board of Directors.
<P>
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
<P>
Sharone Perlstein acquired 4,000,000 of the issued and outstanding common shares of the Issuer. After Mr. Perlstein's acquisition, such amount represented approximately 99.7% of the total issued and outstanding common shares of the Issuer.
<P>
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
<P>
Other than as described in this Schedule D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.
<P>
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
<P>
Regulation D Rule 506 Term Sheet of PetHealth Systems,
Inc., executed by Sharone Perlstein.
<P>
                        SIGNATURE
<P>
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
<P>
Date: April 26, 2000    Signature: /s/ Sharone Perlstein
                                    -----------------------
                                        SHARONE PERLSTEIN
<P>
               PETHEALTH SYSTEMS, INC.
               -----------------------
<P>
      CONFIDENTIAL TERM SHEET- DATED FEBRUARY 8, 2000
<P>
       OFFERING TO INVESTORS PURSUANT TO RULE 506
<P>
Issuer:      PETHEALTH SYSTEMS, INC.(the "Company" or "Pet
-------
Health"), a Colorado Corporation (hereinafter the "Company") was incorporated in December, 1981 under the name Triangle, Inc. It was initially organized for the purpose of evaluating, structuring and completing a merger with or acquisition of, prospects consisting of private companies, partnerships or sole proprietorships.
<P>
Business of
the Company:   Pet Health operates as an investment company
------------
targeting high technology companies. Commonly referred by the market as an Internet Incubator, Pet Health primarily invests in 'first mover' Internet companies that are private and publicly held, entering the commercial stage of development, and which are domiciled typically in regions of North America, Europe, Israel, and Asia.
<P>
The Company's objective will be to achieve long-term capital appreciation, rather than current income, from its investments. The Company plans to invest a substantial portion of its assets in private development stage or start-up companies and in the development of new technologies within the Internet and telecommunications sectors.
<P>
The incubator goal of Pet Health is to enable its investees to rapidly commercialize their new technologies, services, and other products into the emerging target markets they participate. The Company offers not just 'seed' monies, but active 'hands on' assistance through its incubator technology campus concept, if needed and requested by the investee. The strategy behind the campus/incubator concept is to provide investees with a more expeditious and cost effective manner by which to develop and deliver products to market.
<P>
The Company intends to primarily invest in select Internet companies that exhibit 'first mover' qualities and which have the depth of management and new products and services needed to potentially succeed. The Company plans to take minority equity ownership interest positions in the identified companies. However, the Company may initially own 100 percent of the securities of a start-up investee company for a period of time and may control such company
for a substantial period.   The private businesses Pet
Health Systems, Inc. intends to invest in tend to be thinly capitalized, unproven, small companies that have not attained profitability or have no history of operations.
<P>
Pet Health may also invest, to the extent permitted under securities laws, in publicly traded securities, including high risk securities. The Company may participate in providing venture capital to more mature operating companies as well. As a technology company and investor, the Company may provide certain managerial and technical guidance if needed by the investee, including but not limited to, recruiting management, formulating operating strategies, product development, marketing and advertising, assisting in financial plans, and may assist in raising additional capital for such companies from other potential investors. Pet Health may derive income or other compensation from such companies for the performance of any of the above services.
<P>
The Company intends to invest in companies that offer the potential for significantly higher returns. These types of investments involve a significantly greater degree of risk than other traditional investments. There is no assurance that the Company's investment objectives will be achieved nor its strategies successful.
<P>
The Company intends to build its incubator division around a planned Internet technology campus facility to be located in Israel. The facility will be designed to maximize the potential of its partner companies by providing a broad range of support including technology, managerial, and other critical guidance. The Company intends to maintain on staff several computer programmers with a high level of expertise in C++, HTML, Unix, Java, Flash, and other computer languages/applications.
<P>
Management:    RICHARD I. ANSLOW.  President, Secretary and
-----------
Director, age 39, is an attorney admitted to practice law in New York, New Jersey and the District of Columbia. Mr. Anslow graduated from the Benjamin N. Cardozo School of Law (Yeshiva University) and received a Juris Doctor Degree in 1985. He received a Bachelor of Science Degree in Business Administration from the State University of New York at Buffalo in 1982. He started his career as a tax attorney with the accounting firm of Ernst & Young (formerly known as Arthur Young & Co.). Thereafter, he worked for several law firms in New York City and New Jersey. He started his own legal practice in 1993. Mr. Anslow intends to resign his position as an officer and director of the Company in the next quarter but will remain as legal counsel for the Company. Prior to resigning, Mr. Anslow shall be replaced by qualified individual(s) with experience in the areas that the Company's business entails.
<P>
Placement Agent:     Corporate Stock Transfer & Trust Co. is
----------------
presently the transfer agent for the Company's shares.
<P>
Securities Offered:      4,000,000 Shares of Common Stock,
-------------------
$.0001 par value per share at $0.10 per Share or an aggregate of $400,000. Shares are being offered on a "best efforts" basis. The minimum investment is $10,000.00. All funds received shall be available for immediate use by the Company. The Termination Date for the offering is February 15, 2000. The Company reserves the right to extend the Termination Date of this offering for a maximum of sixty days from the Termination Date, or such later date in its sole discretion, or to undertake separate additional offerings, provided that no such actions shall affect the Company's right to rely on Rule 506 of the Act with respect to the conduct of its offering.
<P>
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY FEDERAL OR STATE SECURITIES AGENCY NOR HAS ANY AGENCY REVIEWED OR PASSED UPON THE ACCURACY OF THIS TERM SHEET.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. ACCORDINGLY INVESTORS MUST RELY UPON THEIR OWN EXAMINATION OF THIS TERM SHEET AND THE COMPANY IN MAKING AN INVESTMENT DECISION.
<P>
THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.
<P>
Subscription
Period:      The shares will be offered during the
------------
Subscription Period, which shall mean the period ending on February 15, 2000. The Subscription Period may be extended in the sole discretion of the Company without notice to subscribers for an additional sixty (60) day period.
<P>
Subscription:     All checks for the purchase of the Shares
--------------
shall be made payable to "PETHEALTH SYSTEMS, INC." or wire transferred to the attorney trust account of Richard I. Anslow & Associates, located at First Union Bank, NA, Freehold, New Jersey. The proceeds from the sale of the Shares, less legal fees and other expenses, will be released to the Company upon clearance of such funds and acceptance of subscriptions by the Company. This offering is being sold on a "best efforts" basis. There is no minimum amount which must be raised in order for funds to be released to the Company. The Company has the right, in its sole discretion, to reject any subscriptions.
<P>
Use of Proceeds:      The net proceeds from the sale of the
----------------
Shares will be utilized primarily for working capital and any other corporate purpose, including, legal and other fees related to the Offering.
<P>
Commissions:    The Company will not pay any commissions to
------------
its Officers and Directors on the sale of the Shares.
<P>
Substantial Risk:An investment in the Company is subject to substantial risks and is extremely speculative. An investment should only be considered by an investor who can afford to lose its entire investment.
<P>
Risk Factor:       The undersigned acknowledges that the
------------
securities offered hereby represent an extremely speculative investment and an extremely high degree of risk. The undersigned acknowledges that the Company: (i) requires additional funding in order to continue to operate its business, which funding, if obtained, will dilute purchasers in the Offering;(ii) has a limited operating history upon which an investor can evaluate an investment in this Company; (iii) the Offering herein is being made on a "best efforts", no minimum basis. The funds available to the Company from the proceeds of this offering will be reduced to the extent that less than all the securities offered hereby are sold. Once a subscription has been accepted, subscribers funds will be non-refundable and will be immediately available for use by the Company regardless of the aggregate number of securities sold hereunder; and (iv) will face extreme competition from entities which possess substantially greater financial and other resources than the Company. In addition, investors should be aware that there is no market for the Shares and, accordingly, investors may not be able to sell any Shares purchased. As a result of such risks, the loss of the undersigned's entire investment is possible. In addition, as set forth below in "Restriction on Transfer" such Shares shall be restricted for a one (1) year period from the date of purchase by the subscriber.
<P>
Restriction
on Transfer:   The Subscriber acknowledges that the Shares
------------
must be held in accordance with the provision of Rule 144 promulgated under the Act which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the issuer, the resale occurring not less than one year after a party has purchased and paid for the security to be sold, the resale being effected through a "brokers' transaction" or in transactions directly with a "market maker" and a limitation of the number of shares that the holder can sell during any three-month period.
<P>
Independent
Verification:      The subscriber will be required to
-------------
acknowledge that the subscriber has conducted its own investigation into the business of the Company as well as the Company's future proposed plans without the Company furnishing to such subscriber any prospectus, offering memorandum or written description of the Company, its plans and/or its future plans other than this Term Sheet. Subscribers should verify directly with the Company any information which subscribers intend to rely on in making an investment in the Company.
<P>
Capital Structure:  Upon the consummation of the Sale of the
------------------
Shares described in this Term Sheet, the Company will have 4,011,527 common shares outstanding. Accordingly, the Shares sold in the Offering will represent approximately 99.71% of the Company's issued and outstanding shares of common stock. The Company anticipates that it will require significant additional funding which, if obtained, will result in substantial dilution to investors in this Offering.
<P>
Additional
Information:     All potential subscribers should contact
------------
Pethealth Systems, Inc. for further information regarding
the Company.
<P>
Exhibits:   The following exhibits are included in this Term
---------
Sheet:
     Exhibit A:     Subscription Agreement.
     Exhibit B:     Confidential Purchaser Questionnaire.
<P>
                  Jurisdictional Notices
                  ----------------------
<P>
     FOR RESIDENTS OF ALL STATES: THE SECURITIES OFFERED
     ----------------------------
HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID LAWS AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.
<P>
     THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
<P>
     INVESTORS MAY MAKE AN INDEPENDENT EXAMINATION OF ALL BOOKS, RECORDS AND OTHER DOCUMENTS OF THE COMPANY TO THE EXTENT AN INVESTOR DEEMS IT NECESSARY, AND SHOULD NOT RELY ON THE COMPANY OR ANY OF THE COMPANY'S EMPLOYEES OR AGENTS WITH RESPECT TO JUDGEMENTS RELATING TO AN INVESTMENT IN THE COMPANY. ANY OTHER DOCUMENTS OR INFORMATION CONCERNING THE COMPANY WHICH A PROSPECTIVE INVESTOR REASONABLY REQUESTS TO INSPECT OR HAVE DISCLOSED TO HIM WILL BE MADE AVAILABLE OR DISCLOSED SUBJECT TO RECEIPT OF REASONABLE ASSURANCE THAT SUCH MATTERS WILL BE MAINTAINED IN CONFIDENCE.
<P>
               ----------------------
<P>
               SUBSCRIPTION DOCUMENTS
<P>
               ----------------------
<P>
               PETHEALTH SYSTEMS, INC.
              (A Colorado Corporation)
<P>
Each subscriber must complete and sign the Subscription Documents in accordance with the following instructions. Subscribers must meet certain requirements in order for PetHealth Systems, Inc., a Colorado corporation (the "Company"), to comply with the offering exemptions from registration and qualification under the Securities Act of 1933, as amended, and applicable state securities laws. The Company will be relying on the accuracy and completeness of information provided in the Subscription Documents to establish the qualifications of prospective investors and the Company's legal right to sell these securities. Answers will at all times be kept strictly confidential, unless necessary to establish the legality of a prospective investor's participation in the offering. The Company should be contacted immediately if there is any change in the information the prospective investor has provided.
<P>
                      INSTRUCTIONS
                      ------------
<P>
1.   Complete and sign
<P>
     (a)   The SUBSCRIPTION AGREEMENT and
     (b)   the CONFIDENTIAL PURCHASER QUESTIONNAIRE, which
           are attached hereto.
<P>
2. Return all documents, together with a check payable to "PetHealth Systems, Inc." or a wire transfer to the Richard
I. Anslow Attorney Trust Account (please request wire instructions, if required) in the amount indicated in Paragraph 1 of the Subscription Agreement for the number of Shares subscribed for to:
<P>
                  PETHEALTH SYSTEMS, INC.
                  4400 Route 9, 2nd Floor
                  Freehold, New Jersey 07728
                  Attn: Richard I. Anslow, Esq.
<P>
3. The following sets forth the number of signatures required for different forms of ownership:
<P>
Individual:                One signature required
<P>
Joint Tenants with
Right of Survivorship:     Both parties must sign.
<P>
Tenants in Common:         All parties must sign.
<P>
Community Property:        One signature required if
                           security will be held in one
                           name, i.e., managing spouse; two
                           signatures required if security
                           will be held in both names.
<P>
Corporation:               Signature of authorized officer
                           or officers required.
<P>
Partnership:               Signature of general partner
                           required; additional signatures
                           only if required by partnership
                           agreement.
<P>
Trust:                     Trustee's signature must indicate
                           "Trustee for the          Trust."
<P>
Other Entities:            As required by the applicable
                           document.
<P>
                ------------------------
                 SUBSCRIPTION AGREEMENT
                ------------------------
<P>
                PETHEALTH SYSTEMS, INC.
               (A Colorado Corporation)
<P>
THE SHARES OF COMMON STOCK OFFERED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), IN RELIANCE UPON CERTAIN EXEMPTIONS FROM REGISTRATION PROVIDED IN THE ACT, NOR HAVE SUCH SECURITIES BEEN REGISTERED OR QUALIFIED UNDER ANY STATE'S SECURITIES LAWS. ACCORDINGLY, IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THE SHARES OF THIS COMPANY UNLESS SUCH SECURITIES ARE SUBSEQUENTLY REGISTERED OR QUALIFIED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR EXEMPTIONS THEREFROM ARE AVAILABLE.
<P>
      (Please complete all blanks before execution)
<P>
Date:                 , 2000
<P>
This Subscription Agreement is entered into by and between
                   (the "Subscriber") and PETHEALTH SYSTEMS,
-------------------
INC., a Colorado corporation (the "Company"), as of the date it is accepted below by the Company.
<P>
     The Company is offering (the "Offering") for sale pursuant to Section Regulation D Rule 506 of the Securities Act of 1933, as amended (the "Act"), 4,000,000 Shares of Common Stock, $.0001 par value per share. The Shares are being offered at a purchase price of $0.10 per share or an aggregate of $400,000. Shares are being offered on a "best efforts" basis. The minimum investment is $10,000.00. Subject to the Company's right to terminate the Offering at any time or the sale of all the Shares offered hereby, this Offering will terminate on February 15, 2000, unless extended by the Company, in its sole discretion, for up to an additional sixty (60) days.
<P>
  1.     Subscription.  The Subscriber hereby subscribes to
         -------------
purchase                     Shares at an offering price of
         --------------------
$0.10 per Share being offered by the Company in this Offering. Attached or enclosed is (i) the Subscriber's
check in the amount of $                  payable to
                        ---------------
"PETHEALTH SYSTEMS, INC." in full payment for the Shares subscribed for purchase or a wire transfer for such amount has been sent to the Richard I, Anslow Attorney Trust Account, and (ii) a completed and duly executed Confidential Purchaser Questionnaire, a copy of which is attached hereto as Exhibit A.
<P>
     The Subscriber understands that there is no minimum number of Shares that must be sold in this Offering in order for the Company to use the proceeds raised herein; and all proceeds received by the Company from the sale of the Shares will be made available immediately to the Company for its use. As set forth in the Company's Confidential Term Sheet dated February 8, 2000 (the "Memorandum"), substantially all of the funds received from the sale of the Shares will be used for working capital and any other corporate purposes.
<P>
     2.     Acceptance.  Acceptance by the Company shall be
            -----------
evidenced by its delivery to Subscriber of a fully-executed Subscription Agreement. Execution of this Agreement by the Subscriber does not require the Company to accept any subscription and this Agreement shall not be binding unless and until accepted in writing by the Company.
<P>
     3.     Subscriber's Representations.  The Company is
            -----------------------------
offering and shall issue the Shares subscribed for in this Agreement without registering them pursuant to the Securities Act of 1933, as amended (the "Act") and in particular Rule 506 of the Act. The Company is doing so in reliance upon, among other things, the Subscriber's following representations:
<P>
     (a)     Accuracy of Information and Subscriber's
             ----------------------------------------
             Representation.         The Subscriber's
             ---------------
representations in this Agreement and the information contained in the subscriber's Confidential Purchaser Questionnaire are complete and accurate to the best of the Subscriber's knowledge, and the Company may rely upon them. The Subscriber will notify the Company immediately if any material change occurs in any of this information before the sale of the Shares.
<P>
     (b)  Access to Data.  The Subscriber has reviewed among
          ---------------
other documents the Company's Confidential Term Sheet dated February 8, 2000 and all exhibits attached thereto (collectively, the "Memorandum"). The Subscriber understands that an investment in the Company involves significant risks, including those set forth under the caption entitled "Risk Factors" in the Memorandum. The Subscriber hereby acknowledges it has been furnished all materials relating to the Company, their respective business and financial condition, the Offering and any other matter set forth in the Memorandum that it has requested and has been afforded the opportunity to ask questions and receive answers concerning the terms and conditions of the Offering and to obtain any additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information set forth in the Memorandum. No oral representations have been made or oral information furnished to the Subscriber in connection with the Offering that were in any way inconsistent with the Memorandum.
<P>
     (c)     Investment.  The Subscriber is acquiring the
             -----------
Securities for investment for the Subscriber's own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof. The Subscriber understands that, by reason of a specific exemption from the registration provision of the Act, the Securities have not been, and (except as provided in Section 4 below) will not be, registered under the Act, and that the availability of such exemption depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.
<P>
     (d)     Nature of Transaction.  The Subscriber
             ----------------------
understands and acknowledges that the Company has not had any operations to date and will not have any operations until after the Offering is finalized.
<P>
     (e)     Restriction on Transfer.  The Subscriber
             ------------------------
acknowledges that the Shares must be held in accordance with the provision of Rule 144 promulgated under the Act which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the issuer, the resale occurring not less than one year after a party has purchased and paid for the security to be sold, the resale being effected through a "brokers' transaction" or in transactions directly with a "market maker" and a limitation of the number of shares that the holder can sell during any three-month period.
<P>
     (f)     Authorization.  This Agreement when fully
             --------------
executed and delivered by the Company will constitute a valid and legally binding obligation of the Subscriber, enforceable in accordance with its terms. The purchase of the Shares by the Subscriber, if it is an entity investor, is a permissible investment in accordance with the Subscriber's Articles of Incorporation, By-Laws, partnership agreement, declaration of trust or other similar charter document, and has been duly approved by all requisite action by the entity's owners, directors, officers or other authorized managers. The person signing this document and all documents necessary to consummate the purchase of the Shares has all requisite authority to sign such documents on behalf of the Subscriber, if it is an entity investor.
<P>
     (g)  No Duplication.  The Subscriber has not duplicated
          ---------------
or distributed the Memorandum to anyone other than his or her Purchaser Representative or other personal advisors, and will not do so in the future.
<P>
     (h)     No Advertising or General Solicitation.  The
             ---------------------------------------
Shares offered hereby were not offered to the Subscriber by way of general solicitation or general advertising and at no time was the Subscriber presented with or solicited by means of any leaflet, public promotional meeting, circular, newspaper or magazine article, radio or television advertisement.
<P>
     (i)     Investment Sophistication.  The Subscriber has
             --------------------------
such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the proposed investment.
<P>
     (j)  Adequate Financial Means.  The subscriber has
          -------------------------
adequate means of providing for his current needs and possible personal contingencies and he is able to bear the economic risks of the investment (i.e., he can afford a complete loss).
<P>
     (k)  No Trading Market.  The Subscriber acknowledges
          ------------------
that there is not and never has been a trading market in the Company's Common Stock and after completion of this Offering there can be no assurance that a trading market will develop or if it ever does develop, of which there is no assurance, that it will be active or maintained, and, thus, the Subscriber may not be able to readily, if ever, liquidate his investment.
<P>
     4.     Indemnification under this Agreement. The
            -------------------------------------
Subscriber shall indemnify and hold harmless the Company and each of its affiliates from and against all losses, damages and liabilities (including, but not limited to, court costs and reasonable attorneys' fees) arising or resulting from, or attributable to, any breach of the representations and warranties set forth in Section 3 of this Subscription Agreement, or in any other document furnished by the Subscriber to any of the foregoing parties, or the fact that any of the representations, acknowledgments or understandings set forth in Paragraph 3 are untrue or without adequate factual basis to be considered true and not misleading.
<P>
     5.     No Transfer and Subsequent Disposition. The
            ---------------------------------------
Subscriber hereby agrees that he will not sell, transfer or otherwise dispose of the shares of Common Stock included therein unless, in the opinion of counsel to the Company, such sale, transfer or disposition may be legally made without (i) registration under the Act, and/or (ii) registration and/or qualification under then applicable state and/or federal statutes, or such sale, transfer or disposition shall have been so registered and/or qualified and an appropriate prospectus shall then be in effect.
<P>
     The shares of Common Stock included therein have not been registered under the Act and are being sold in reliance upon the exemption contained in Rule 506 of the Act. A purchaser of the Securities will not be able to sell and/or otherwise dispose of their Securities unless a registration statement is in effect and/or an exemption from the registration requirements of said act is available.
<P>
     6.     Power of Attorney of Spouse.  If the Subscriber
            ----------------------------
is a married person and a resident of a community property state, the Subscriber agrees to cause the Subscriber's spouse to execute this Agreement at the space provided for that spouse's signature immediately following the signature of the Subscriber, and by such signature hereto said spouse certifies that said spouse is the spouse of the person who signed this Agreement, that said spouse has read and approves the provisions hereof and hereby consents and agrees to this Agreement and agrees to be bound by and accepts such provisions of this Agreement in lieu of all other interests said spouse may have in the Company, whether such interest be community property or otherwise. Said spouse grants to the Subscriber irrevocable power of attorney to represent said spouse in all matters connected with the Company to the end that, in all cases, the Company may rely on any approval, direction, vote or action taken by the Subscriber, as said spouse's attorney-in-fact. Such power of attorney is, and shall be deemed to be, coupled with an interest so that the authority granted hereby may continue during the entire period of the Company and regardless of the death or incapacity of the spouse granting the same. Said spouse further agrees to execute, acknowledge and deliver such other and further instruments and documents as may be required to evidence such power of attorney.
<P>
     7.     Entirety.  The terms of this Agreement are
            ---------
intended by the parties as a final expression of their agreement with respect to the terms included in this Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding or negotiation (whether oral or written).
<P>
     8.     Waiver.     No waiver or modification of any of
            -------
the terms of this Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision hereof shall be deemed a waiver of such provision or of any subsequent breach or default of the same or similar nature or of any other provision or condition of this Agreement.
<P>
     9.     Counterparts.  This Agreement may be executed in
            -------------
two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
<P>
     10.  Notices.  Except as otherwise required in this
          --------
Agreement, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid, addressed as follows:
<P>
To the Company:          PetHealth Systems, Inc.
                         4400 Route 9, 2nd Floor
                         Freehold, New Jersey 07728
<P>
To the Subscriber:       At the address set forth beneath
                         the Subscriber's signature
<P>
Any party may change his, her or its address for notice in accordance with the provisions of this Paragraph
<P>
     11.  Non-Assignability.  The obligations of the
          ------------------
Subscriber hereunder shall not be delegated or assigned to any other party without the prior written consent of the Company.
<P>
     12.     Expenses.  Each party shall pay all of its
             ---------
costs and expenses that it incurs with respect to the negotiation, execution and delivery of this Agreement.
<P>
     13.     Applicable Law.  This Agreement shall be
             ---------------
construed and enforced pursuant to the laws of the State of Colorado applicable to contracts to be performed entirely therein, without reference to Colorado choice of law rules.
<P>
     14.     Form of Ownership.  Please indicate the form of
             ------------------
ownership that the Subscriber desires for the Shares:
<P>
          -----     Individual
          -----     Joint Tenants with Right of Survivorship
          -----     Tenants in Common
          -----     Community Property
          -----     Trust
          -----     Corporation
          -----     Partnership
          -----     Other:
                           -------------------------------
<P>
     15.     Survival.  All representations, warranties and
             ---------
covenants contained in this Subscription Agreement shall survive the acceptance of the subscription. The subscriber acknowledges and agrees that this Subscription Agreement shall survive (i) changes in the transactions, documents and instruments described in the Memorandum that are not material, and (ii) the death or disability of the Subscriber.
<P>
     16.     Gender, Number, Etc.  Terms used herein in any
             --------------------
number or gender include other numbers or genders, as the context may require. If the Subscriber is an entity, all references to "him" or "his" shall be deemed to include "it" or "its."
<P>
INDIVIDUAL(S) SIGN HERE:      SUBSCRIBER:
                              /s/ Sharone Perlstein
                              ----------------------
                              (Signature)
                              Sharone Perlstein
                              ----------------------
                              (Print name)
                              300 East 34th Street, Apt. 22D
                              -----------------------------
                              New York, NY 10016
                              -----------------------------
                              (Address)
<P>
                              Social Security # 354-743959
                                               ----------
<P>
                              Number of Shares Subscribed
                              for Purchase 4,000,000
                                           ---------------
<P>
                              SPOUSE OF SUBSCRIBER:
<P>
                              -----------------------------
                              (Signature)
ORGANIZATIONS SIGN HERE:      SUBSCRIBER:
<P>
                              -----------------------------
                              (Print Name of Organization)
                              By:
                                 --------------------------
                                 (Signature)
<P>
                              -----------------------------
                              (Print Name and Title)
<P>
                              -----------------------------
<P>
                              -----------------------------
                              (Address)
<P>
                              Federal ID#
                                          -----------------
<P>
                              Number of Shares Subscribed
                              for Purchase:
                                            ---------------
<P>
ACCEPTED:
PETHEALTH SYSTEMS, INC.
<P>
By: /s/ Richard I. Anslow
    ---------------------
        President
<P>
Date: February 12, 2000
<P>
                        EXHIBIT A
           ------------------------------------
           CONFIDENTIAL PURCHASER QUESTIONNAIRE
           ------------------------------------
<P>
                 PETHEALTH SYSTEMS, INC.
                (A Colorado Corporation)
<P>
SPECIAL INSTRUCTIONS
--------------------
<P>
     You are being requested to answer questions in connection with the proposed offer and sale (the "Offering"), pursuant to Regulation D Rule 506 of the Securities Act of 1933, as amended (the "Act"), 4,000,000 Shares of Common Stock, $.0001 par value per share. The Shares are being offered at a purchase price of $0.10 per share or an aggregate of $400,000.
<P>
     In order to establish the availability under federal and state securities laws of an exemption from registration or qualification requirements for the proposed Offering, you are required to represent and warrant, and by executing and delivering this questionnaire will be deemed to have represented and warranted, that the information stated herein is true, accurate and complete to the best of your knowledge and belief, and may be relied on by the Company. Further, by executing and delivering this questionnaire you agree to notify the Company and supply corrective information promptly if, prior to the consummation of your purchase of the Shares in this Offering, any such information becomes inaccurate or incomplete. Your execution of this questionnaire does not constitute any indication of your intent to subscribe for the Shares offered hereby.
<P>
     NO OFFER OF THE SHARES WILL BE MADE UNLESS ACCOMPANIED BY THE CONFIDENTIAL TERM SHEET DATED FEBRUARY 8, 2000 OF THE COMPANY, TOGETHER WITH THE EXHIBITS AND SUPPLEMENTS THERETO, IF ANY, DESCRIBING THE PROPOSED OFFERING.
<P>
     A subscriber who is a natural person must complete each
                           --------------
Question except for 2,5 and 6.
<P>
     A subscriber that is an entity other than a trust must
                             ------
complete each Question except for 3 and 5.
                       ------
<P>
     A subscriber that is a trust must complete each
                            -----
Question except for 3.
         ------
<P>
GENERAL INFORMATION
1.     All Subscribers
       ---------------
<P>
     A. Name(s) of prospective investor(s):
                  Sharone Perlstein
<P>
     B. Address:  300 East 34th Street, Apt. 22D
                  New York, NY 10016
     Tel. No.     (212) 725-2227
<P>
C.  Address for communications (if different):
    Tel. No.
<P>
2.     Subscribers That Are Entities
       -----------------------------
<P>
          Type of entity:
<P>
          ----     Trust
          ----     Corporation
          ----     Partnership
          ----     Joint Subscribers (Other than husband
                   and wife)
          ----     Other:
                          ------------------------------
<P>
     A.  State and date of legal formation:
<P>
     B.  Nature of business:
<P>
     C. Was the entity organized for the specific purpose of acquiring the securities in this offering?
<P>
               Yes       No
                   ----     ----
<P>
     D.  Federal tax identification number:
<P>
3.  Subscribers Who Are Individuals
    --------------------------------
<P>
     A.  State where registered to vote:   ---
<P>
     B.  Social Security Number:       ###-##-####
                                       -----------
<P>
     C.  Please state the subscriber's education and
          degrees earned:

Degree          School                            Year
BA              University of Illinois            1993
------          ----------------------            -----
Communications  Champagne, Illinois

<P>
     D.     Current occupation (if retired, describe last
occupation)
<P>
            Employer: Self Employed
                      -------------
<P>
            Nature of Business: Consultant
                                ----------
<P>
            Position:
<P>
            Business Address:  300 East 34th Street,
                               Apt. 22D
                               New York, NY   10016
                               Tel. No. (212)725-2227
<P>
ACCREDITATION (for persons claiming to be accredited)
<P>
4.     Does the subscriber satisfy one or more of the
following accredited investor requirements?
     A.  Institutional Test
<P>
(i)     a bank as defined in Section 3(a)(2) or a savings
and loan association as defined in Section 3(a)(5)(A) of
the Securities Act of 1933 whether acting in its
individual or fiduciary capacity; (ii) any broker or
dealer registered pursuant to Section 15 of the Securities
Exchange Act of 1934; (iii) an insurance company as
defined in Section 2(13) of the Securities Act of 1933;
(iv) an investment company registered under the Investment
Company Act of 1940 or a business development company as
defined in Section 2(a)(48) of that Act; (v) a Small
Business Investment Company licensed by the U.S. Small
Business Administration under Section 301(c) or (d) of the
Small Business Investment Act of 1958; (vi) an employee
benefit plan established and maintained by a state or any
of its political subdivisions or an agency of such state
or political subdivision, if such plan has total assets in
excess of $5,000,000; (vii) an employee benefit plan
within the meaning of Title I of the Employee Retirement
Income Security Act of 1974, where the investment decision
is made by a plan fiduciary, as defined in Section 3(21)
of such Act, that is either a bank, insurance company, or
registered investment adviser, or where the employee
benefit plan has total assets in excess of $5,000,000, or,
if a self-directed plan, investment decisions are made
solely by persons that are accredited investors and for
the benefit of such persons; (viii) a private business
                                    ------------------
development company as defined in Section 202(a)(22) of
-------------------
the Investment Advisors Act of 1940; or (ix) a non-profit
                                             ------------
charitable organization described in Section 501(c)(3) of
-----------------------
the Internal Revenue Code, corporation, Massachusetts or
                           -----------------------------
similar business trust or partnership not formed for the
-------------------------------------
specific purpose of acquiring the securities offered, with
total assets in excess of $5,000,000?
<P>
               Yes         No
                   -----      -----
<P>
If yes, please give the number of the category as listed
above within which the subscriber falls.
<P>
     B.  Individual $1,000,000 Net Worth Test
         ------------------------------------
<P>
Is the subscriber a natural person who, together with
spouse (if applicable), has a net worth in excess of
$1,000,000 (including home, home furnishings and
automobiles)?
<P>
               Yes       No    X
                   -----     ----
<P>
     C.     Individual $200,000 Income Test
            -------------------------------
<P>
Is the subscriber a natural person who has income in
excess of $200,000 in each of the two preceding years and
reasonably expects to have income in excess of $200,000 in
the current year?
<P>
     With spouse:        Yes       No    X
                             -----     -----
     Without spouse:     Yes       No    X
                             -----     -----
<P>
     D.     Joint $300,000 Income Test
            --------------------------
<P>
Is the subscriber a natural person who, together with his
or her spouse, has joint income in excess of $300,000 in
each of the two preceding years and reasonably expects to
have income in excess of $300,000 in the current year?
<P>
               Yes        No    X
                   ------     ------    <P>
     E.     Affiliation Test
            ----------------
<P>
Is the subscriber a director or executive officer of the
Company?
<P>
               Yes      No    X
                   ----     ----
<P>
5.     Trusts
       -------
<P>
     Does the trust meet the following tests:
<P>
     A.  Has total assets in excess of $5,000,000?
               Yes       No
                   ----     ----
<P>
     B.  Was formed for the purpose of an investment in
the securities in this Offering?
<P>
               Yes       No
                   ----     ----
<P>
     C.  Has its purchases directed by a sophisticated
investor who, alone or with his or her purchaser
representative, understands the merits and risks of an
investment in the securities in this Offering?
<P>
               Yes       No
                   ----     ----
<P>
6.     Entities with All Accredited Owners
<P>
A subscriber may also be accredited if all its equity
                                       ---
owners are accredited under one or more of the
Accreditation Tests identified in Question 4.  (The equity
owners of an investor are, for example, shareholders,
general partners and limited partners).
<P>
Therefore, if the subscriber is an entity that did not
answer yes to Question 4A above, please answer each of the
                                               ----
questions set forth below.
<P>
          A.  Are all of the equity owners of the entity
                  ---
accredited investors under one or more of the
Accreditation Tests of Questions 4A, 4B, 4C, 4D or 4E?
<P>
                    Yes          No
                        ----        ----
          B. If yes, please list below the name of each equity owner and the category or categories
("Institutional Test," "$1,000,000 Net Worth Test,"
"$200,000 Income Test," "$300,000 Income Test" or
"Affiliation Test") under which the owner is an accredited investor.
<P>

     Name                              Category
     1.    -----------------------     ------------------------------
     2.    -----------------------     ------------------------------
     3.    -----------------------     ------------------------------
     4.    -----------------------     ------------------------------
     5.    -----------------------     ------------------------------
     6.    -----------------------     ------------------------------

<P>
     Use additional sheets, if necessary, to complete list.
<P>
REPRESENTATIONS
---------------
<P>
7.     How often does the subscriber invest in securities?
<P>
       Often      Occasionally    X        Never
             ----               -----             -----
8. Please list below the subscriber's most recent investments (up to three):
<P>

                                                         Amount of
     Name of Investment          When Purchased          Investment
     ------------------          ---------------         ---------------
     ------------------          ---------------         ---------------
     ------------------          ---------------         ---------------

<P>
9. Does the subscriber have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the securities in this Offering?
<P>
               Yes   X       No
                    ----         ----
<P>
10. Does the subscriber by reason of its business or financial experience have the capacity to protect its own interests in connection with a purchase of the securities in this Offering?
<P>
               Yes   X       No
                    ----         ----
<P>
11. Is the subscriber (or the trust beneficiary for which it is the fiduciary) able to bear the economic risk of the investment, including a complete loss of the investment?
<P>
               Yes   X       No
                    ----         ----
<P>
12. Does the subscriber have any other investments or contingent liabilities that could cause the need for sudden cash requirements in excess of cash readily available to the subscriber?
<P>
               Yes         No   X
                   ----       ----
<P>
     If yes, explain:
                      -------------------------------------
<P>
3. Does the subscriber have a net worth or joint net worth with his or her spouse that is at least five times as great as the purchase price of the securities subscribed for purchase?
<P>
               Yes   X       No
                   ----          -----
<P>
14. Has the subscriber ever been subject to bankruptcy, reorganization or debt restructuring?
<P>
               Yes           No   X
                    ----         -----
<P>
If yes, provide details:
                         ----------------------------------
<P>
15. Is the subscriber involved in any litigation that, if an adverse decision occurred, would adversely affect the subscriber's financial condition?
<P>
               Yes           No   X
                    ----        -----
<P>
If yes, provide details:
                         ----------------------------------
<P>
16. Does the subscriber confirm that neither it nor the subscriber's broker became aware of or was introduced to the Company by means of any advertisement or general solicitation?
<P>
               Yes   X       No
                   -----        -----
<P>
17. Does the subscriber confirm that the foregoing statements are complete and accurate to the best of its knowledge and belief, and that it undertakes to notify the Company regarding any material change?
<P>
               Yes   X       No
                   -----        -----
<P>
INDIVIDUAL(S) SIGN HERE:       SUBSCRIBER:
<P>
                               /s/ Sharone Perlstein
                                   ----------------------
                              (Signature)
<P>
                                   Sharone Perlstein
                                   ----------------------
                              (Print name)
<P>
                              300 East 34th Street
                              Apt. 22D
                              New York, NY 10016
                              -----------------------
                              (Address)
<P>
                              Social Security # ###-##-####
                                                -----------
<P>
                              Number of Shares Subscribed
                              for Purchase 4,000,000
                                           -----------
<P>
ORGANIZATIONS SIGN HERE:      SUBSCRIBER:
                              -----------------------------
                              (Print Name of Organization)
<P>
                              By:
                                 --------------------------
                                 (Signature)
<P>
                               ----------------------------
                              (Print Name and Title)
<P>
                               ----------------------------
                              (Address)
<P>
                              Federal ID#
                                          -----------------
<P>
                              Number of Shares Subscribed
                              for Purchase:
                                            ---------------
<P>